SUMMARY OF EXPLORATION
ON THE PALAYAN GOLD MINE

Palayan City

Nueva Ecija, Philippines Latitude:

15º 53' 33” North

Longitude: 121º 08' 33” East

With

Recommendations For Further Exploration

For

Palayan Resources Inc.

By

Ferdinand Reyes

July 11, 2013

Technical Report of the Palayan Gold Mine	2

14.	References	18

Statements of Qualifications		20

Location Maps		21

Technical Report of the Palayan Gold Mine	3

1.   Summary

At the behest of the President of Palayan Resources Inc., this report has been produced in order to discuss the exploration potential of the recently acquired Palayan Gold Mine. As this report presents, to date only a rough estimation of the sites mineral properties is known and further exploration is recommended. The report is to be filed with appropriate regulatory bodies upon its review.

The Palayan Gold Mine includes 82.7 hectares in a single, 8-unit claim block located near Nueve Ecija, Philippines at 15º 53' 33” North, 121º 08' 33” East. Palayan Resources Inc. has acquired the sole rights to the entire Claim, and this has been appropriately recorded with the Nueva Ecija provincial office of the Department of the Environment and Natural Resources (Mines and Geosciences) of the Republic of the Philippines.

The information provided in this report reflects evidence found from a variety of sources such as geological reports, both current and historic, provided from documents prepared for the annual reports for the Nueva Ecija provincial office of the Department of Environment and Natural Resources (Mines and Geosciences). In addition to this, geological maps and assessment reports have helped to illustrate the mineral potential for the property. Lastly, the Palayan Gold Mine was visited in June 24-28, 2013 to further examine, at least at a preliminary level, any further exploration potential for the site and to provide recommendations for this report.

Given the evidence presented in this report, a recommended two-phased exploration program has been provided at the conclusion. It is strongly encouraged to be implemented in order to move forward with the project. A total budget of PHP 840, 326.95 has been provided as well, which will be spent on aerial photos, geological mapping, geochemical soil sampling, and geophysical surveying.

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2. Introduction

The Palayan Gold Mine, purchased in its entirety by Palayan Resources Inc. in 2013, is located near Nueva Ecija, Philippines. There are other mines in the area which have achieved significant production levels, most notably the Laur Gold Claim. The Laur Gold Claim, 53kms northeast of the Palayan Gold Mine, has recently been conditionally reactivated and has produced in excess of 21.4 millions ounces of gold. Other mines in the area also proved productive, having produced 35million ounces of between 1927 and 1998.

This report aims to aptly describe the Palayan Gold Mine, including its general setting and productivity potential based on information gathered from existing literature provided by previous operators and exploration work. Much of the relevant information has been provided by Palayan Resources Inc. Moving forward, at the conclusion of this report is an outline for the recommended exploration.

Please note that for the purpose of consistency and clarity, metric units of measure will be used in this report, and the currency references are in Philippine pesos.

3. Property Description and Location

3.1     Location

Palayan Gold Mine is located approximately 16 km northeast of Cabanatuan City and 45 km north of Gapan City, and near Nueve Ecija, Philippines. As previously mentioned, the Property is also relatively close to the Laur Gold Claim, which is 12 km to the northeast.

3.2     Property Description

Included in the Palayan project is 1 unpatented mineral claim, located in the capital city of Nueva Ecija, Philippines, at UTM co-ordinates Latitude 15º 53' 33” North and Longitude 121º 08' 33” West. Verdasco Enterprises LLC assigned the mineral claim to Palayan Resources Inc., the transaction of which has been recorded with the Nueva Ecija Provincial Office of the Department of Environment and Natural Resources (Mines and Geosciences) of the Republic of the Philippines.

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To the authors knowledge, there are no known encumbrances on the property, nor are there any environmental concerns or developments in line for any part of the Property.

4. Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Palayan Gold Claim is located approximately 10km southwest of Palayan City, the capital of Nueva Ecija province in the Philippines. It is also about 12kms northwest of the more urban city of Cabanatuan, and Manila is a five-hour drive away. The Property covers areas of placer and small to mid- scale gold mining.

Nueva Ecija is the largest province in the eastern rim of Central Luzon bounded by the provinces of Pangasinan and Nueva Viscaya in the north, the province of Tarlac in the west, the provinces of Pampanga and Bulacan in the south and the province of Aurora in the west. Completely landlocked, the province starts at its low points in the southwestern marshes of the Candaba Swamps, near the Pampanga border and levels off north and eastward, increasing in elevation to rolling hills closer to the mountains. It is bordered on three sides by mountain ranges - Sierra Madre in the east, Caraballo in the north, and Cordillera in the west which provide protection from the monsoon storms during the months of July to October. Four large rivers - the Pampanga River which cuts through the province, Rio Chico along the Tarlac Boundaries, Diaman in the north and Penaranda River in the south nourish Nueva Ecija’s fertile farm lands. The water resources of the region have been harnessed for use to irrigate farm lands, to generate power for domestic and commercial use, for aquaculture production and for recreational uses.

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Nueva Ecija is the center of agricultural research and production in the Philippines. It is known as the “Rice Bowl of the Philippines” with rice, corn and onion as its main agricultural products. The area also grows mango, banana, eggplant and garlic. Other economic activities include cattle, poultry and fish productions, investments in trading, manufacturing and agriculture related enterprises and products for export. Non-metallic minerals resources such as gravel, sand, white clay, black clay, red clay, bentonite, quartz, marble and feldspar have been discovered in the mountain and forest areas. Copper and manganese have been found in the municipalities of General Tinio, Carranglan and Patabangan. The upper reaches of Carranglan and Palayan are currently being explored for gold deposits.

The province is also building a reputation in ecotourism, agri-tourism and cultural tourism. Destination such as the Minalungao National Park, Rizal Hot Spring, Burburayok Springs and Pajanutic Falls, Barrio Puncan in the town of Carranglan, the Central Luzon State University and year round festivals help to promote those goals. Palayan City is classified as Type II climate zone characterized by distinct dry and wet seasons. Rainy season typically starts from May to early December with peak rainfall in the months of July and August. The average amount of rain is 1,597 mm annually and peaks to around 3,304 mm in the month of August. Average temperature ranges 22°C to 36°C. It is anticipated that exploration work and production can be carried out throughout the year, although production may be slower during heavy monsoon rains.

The Pantabangan Dam stands as a feat of Filipino engineering phenomenon providing ample power source, irrigation and potable water to all the towns in the province of Nueva Ecija. The Pantabangan Hydro-Power Plant supplies 112 MW in addition to the 150 MW generated by the Casecnan Multi-Purpose Irrigation and Power Project for province’s energy consumption needs. The Pampanga River which runs across the province of Nueva Ecija also provides irrigation to the rich farm lands, generates hydroelectric power and minimizes flood damage to the area.

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Transportation infrastructure in the area is modern and developed in that there is a network of all-weather roads, highways, and bridges, that make the highly Property accessible. Currently, road networks total about 5,384 km in length and there are 104 concrete bridges as well as 2 temporary bridges that connect Palayan City to the rest of the province. The Maharlika Highway runs through the heart of province which makes Nueva Ecija accessible from any of the surrounding provinces as well as the capital city of the country, Manila. The highway also links to a system of roadways that connect the various municipalities and barangays to each other and to the rest of the province.

Nueva Ecija is home to six major bus depots that provide transport services to most major cities in Luzon; as far as the northern tip of the country, Apparri. Smaller public utility companies operate along the countryside.

There is sufficient commercial, rural and government banking institutions that operate within the province to service personal and commercial banking needs and provide financing facilities for business and agriculture.

Major telephone companies provide telecommunication facilities and telegram services.

Tagalog is the main dialect spoken by 70% of Nueva Ecija’s population; 22% speak Ilocano and 3% speak Pampangeno. A minority speaks Pangasinan, Bicol and Ilonggo.

5. History

There has been sufficient evidence of profitable mineralization throughout the areas adjacent to the Palayan Gold Mine site. Eight prospects have already achieved significant production, the most notable of which is the Laur Gold Claim which produces 216,000 ounces of Gold annually.

Gold is reported to have also been discovered in the upper reaches of Carranglan, a municipality in the province of Nueva Ecija approximately 77 km north of Palayan, where several mining explorations are currently being conducted.

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6. Geological Setting and Mineralization

6.1    Regional Geology

Central Luzon is the longest area of lowlands and produces one third of the country’s total rice production where 41% of its total land area is devoted agriculture.

The lands of Nueva Ecija begin in the southwestern marshes near the Pampanga border. It levels off and then gradually increases in elevation to rolling hills as it approaches the mountains of Sierra Madre in the east, and the Caraballo and Cordillera ranges in the north. It is dominated by alluvial plain covering more than one-half of the province. The areas of high elevation are in the northern and eastern boundaries of the Sierra Madre, Cordillera and the Caraballo Mountains. The Sierra Madre constitutes one continuous topographic unit that forms an almost north-south trending block bordering the eastern boundary of the province of Aurora. The alluvial plain is gently undulating towards the east and rises abruptly to the Sierra Madre Cordillera.

The main geomorphological feature of the Central plain is between the Gulf of Lingayen and Manila and this is where Nueva Ecija is found. The lithology of the central plains are mostly composed of alluvium deposits formed by the Agno River. The most dominant lithology in the area are the Late Oligocene to Pleistocene and quaternary alluvium deposited by the Agno River.

Geologically, the plain of the province consists of recent alluvial deposits of various materials. The depths of these deposits vary in many places depending on the elevation of the area. The absence of gravel, cobble-stones, and pebble in the substratum shows that these deposits were made by slow-moving streams. The mountains in the northern part consist of Tertiary undifferentiated rocks, while those on the eastern sides consist of Tertiary and later effusive rocks of rhyolites, dacites, and basalts. The foothills on the western flank of Sierra Madre Range consist of narrow strips of volcanic tuff material, sandstone, shales and limestones.

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The rock formation in the province is represented by time units ranging in age from PreCretaceous to Quaternary

6.2   Property Geology and Mineralization

As previously mentioned, eight prospects in the area surrounding the Palayan Gold Mine have already achieved significant production. This is because they, as well the Property in question, sit atop a bedrock of native gold occurrences and numerous relatively small alluvial gold deposits. Mineralization was discovered in the area in the early 1920s and since then has been the site of multiple small to mid-scale placer operations. Alluvial gold deposits appear to be widespread in the region and these types of deposits have been the main target of small-scale individual miners. Native gold is readily panned from the surrounding areas, generally in areas of minor excavations and mine workings and also from creeks. Grains of native gold up to 4mm in size have been observed in rock samples from the project.

The following are the main stratigraphic units in the region.

•	Caraballo Formation
•	Pantabangan Formation
•	Guadalupe Formation

Caraballo Formation

The Caraballo Formation is located in the northeastern part of San Jose City, Nueva Ecija. It is the most extensively exposed rocks in the Northern Sierra Madre, previously designated as Caraballo Group, and subdivided into Formations I, II and III. This formation is composed of a proximal and distal volcano-sedimentary facies and is dated in the Late Cretaceous to Late Eocene which is widely distributed in the Caraballo Mountains.

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The distal facies of the Caraballo Formation are well-exposed along the eastern side of the Northern Sierra Madre range, in Divilacan Bay, west and south of Dinapique, south and east of San Ildefonso Peninsula and north of Dingalan. These facies consists of well bedded red and green mudstones, siltstones, sandstones, and pyroclastic rocks, with occasional fragmental flows and conglomerates. On the western side of the northern Sierra Madre, from San Jose to Digdig, Nueva Ecija, red and green siltstones and mudstones are overlain by gray to black tuffs and conglomerates which coarsen upwards and become intercalated with pillow basalts.

Pantabangan Formation

The Pantabangan Formation is facing the highlands located east of San Jose City, Nueva Ecija. This formation is a series of sandstone, mudstone and polymictic conglomerates forming the gently rolling hills in the area of Pantabangan Basin. A uniqueness separates this formation from the underlying Palali and Santa Fe formations.

An increase in the amount of conglomerates towards the south and east suggests its origin from this direction. The formation is believed to be partly equivalent to the PlioPleistocene Ilagan Formation of the Cagayan Valley Basin. A dating of 1.3 Ma (Pleistocene) for a biotite extracted from an andesite intruding the Pantabangan Formation was found. Furthermore, correlation of this formation to the Tartaro Formation on the western flank of the Southern Sierra Madre dates as Plio-Pleistocene from benthonic foraminifera. It is estimated to attain a thickness of 1000m.

Guadalupe Formation

The Guadalupe Formation is found beneath the highland eastern parts of Cabanatuan City, Nueva Ecija. It has been called the Guadalupe Tuffs or the Guadalupe Formation with a lower Alat Conglomerate member and an upper Diliman Tuff member. The formation overlies Miocene rocks and on the basis of the presence of Stegodon fossils and other vertebrates remains, leaf imprints and artifacts, it is assigned a Pleistocene age.

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The Alat Conglomerate was first mapped and named by Alvir after marine littoral conglomerate exposed along Sapang Alat about 3 km north of the Novaliches reservoir near Novaliches town where it overlies Miocene lavas. The Alat consists of massive conglomerate, deeply weathered silty mudstone and tuffaceous sandstone. The most common rock type, the poorly sorted conglomerate, consists of well rounded pebbles and small boulders of the underlying igneous, metamorphic and sedimentary rocks cemented by a coarse-grained, calcareous sandy matrix. The interbedded sandstone is massive to poorly-bedded, tuffaceous fine – to medium grained, loosely-cemented, friable and exhibits cross bedding. The mudstone is medium to thin bedded, soft, sticky, silty and tuffaceous. The maximum estimated thickness of this member is 200 m.

The whole series is flat-lying, medium to thin bedded and consists of fine grained vitric tuffs and welded pyroclastic breccias with minor fine to medium grained tuffaceous sandstone. Dark mafic minerals and bits of pumiceous and scoriaceous materials are dispersed in the glassy tuff matrix. The thickness of the Diliman Tuff is 1,300-2,000 m.

Tectonic Setting

The major structural element recognized in the area of Nueva Ecija is the Dingalan Cabaldon Rift which is part of the Philippine Fault. The fault appears to be the major factor that influences the formation of Gabaldon Valley. It trends N 40ºW and branches out into numerous secondary faults of minor magnitude that the northeastern part, cutting the Cretaceous-Paleogene rock series. These secondary faults appear to have sliced the rocks into a series of parallel fault blocks. The orientation of these faults, together with the schistocity and fold axes appears to be closely related to the major northwest structure.

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The Philippine Fault Zone is a major left-lateral strike-slip fault zone that has a mapped length of 1,200 km from the eastern part of Mindanao to Northern Luzon. Slip on the Philippine Fault Zone accommodates a significant portion of oblique convergence between the Philippine Sea and Eurasian Plates. The Philippine Fault Zone trends northwest from Dingalan Bay just east of Gabaldon to the southern end of the Central Cordillera. Northwest of Gabaldon, the Philippine Fault splays into the Digdig Fault and the San Jose Fault The convergence rate of the Philippine Plate relative to Eurasia falls in the range of 8.0 cm/yr. The movement is accommodated on three main parallel zones:

•	The westward verging subduction zones running through the Taiwan Mindoro- Panay trenches

•	The Philippine Plate at the eastern side, subducting westward along the Philippine Trench; and

•	In between the two, the Philippine Fault, an active left-lateral strike-slip which runs from Southern Mindanao to Northern Luzon.

The subduction at the Philippine Trench and the Philippine Fault are young features, initiated in late Early Pliocene, probably in response to increasing blockage by collisions along Eurasia’s boundary. Most of the oblique convergence would have since been partitioned between the two structures.

In Luzon, the South China Sea plate is subducted eastward along the Manila Trench while at the eastern side; the Philippine Trench is indented by the Benham Rise. A strike slip fault zone along the East Luzon Trough, borders the latter. The area of Northern Luzon is wedged and compressed by the two opposing subduction zones.

There are few strong earthquakes that have historically affected Luzon. Prior to the 1990s, earthquakes in the Luzon area have severely affected Nueva Ecija. Recorded data shows that this section of the fault moved in the year 1645 and in the year 1839.

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7.     Deposit Types

Generally speaking, there is a concentration of small-scale mine operations in Nueva Ecija. The presence of quaternary volcanoes have made exploration profitable for small-scale operations. It is estimated that the province has combined gold reserves of 18,301,000 million metric tons. A total of 5,072,000 million metric tons is estimated as Indicated Ore Reserves. Of which, 4,410,000 million metric tons are deposited in and around Palayan City and are distributed in barangays Dona Josefa, Palae and Kabalugan. Indicated gold reserve in this region has a reported grade between 0.16 and 0.21 gram Au/MT and metal content is between 0.06 and 0.1 MT. Inferred Gold Ore Reserve in Nueva Ecija for small-scale mining areas stands at 13,229,000 million metric tons. This reserve has an average grade of 0.03 gram Au/MT. Metal content varies between 0.02 and 0.33MT.

8.     Exploration

From the research undertaken in order to write this report, there is no record of any extensive exploration work or drilling has been conducted on the Property.

9.     Drilling

The research shows that a number of properties to the northeast of the Palayan Gold Mine were drilled in the late 1990s by junior exploration companies but again, to the author's knowledge, no sites on the Property in question have been drilled.

10.   Sample Preparation, Analyses and Security

Any and all current exploration has been done so in accordance with modernly accepted procedures, methods, and practices. Preliminary samples have also been prepared in ways that adhere to current procedures.

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Presently, no comment on the quality of any samples taken can be presented. Appropriate measures of quality control were in place, though no comment can be made on the lack of any additional measure of such controls.

There have been confirmed reports that communist rebels have been sighted near the borders of Nueva Vizcaya, Nueva Ecija and Aurora provinces, near Kasibu town where a number of mining exploration activities are ongoing. The New People’s Army, the armed wing of the Communist Party of the Philippines had made threats to mining companies who they view as exploiting the country’s natural resources. The Philippine Army has given assurances that they will protect mining companies from communist guerillas. Notwithstanding, a small force will be maintained to secure the property.

11.   Adjacent Properties

At this time the author would like to stress that the adjacent properties discussed in this report have been cited as examples and evidence that the Palayan Gold Mine has sufficient exploration potential as it may share similar mineralization. By no means do these examples serve as significant factors to this report.

12.   Interpretations and Conclusions

As it stands Palayan Resources Inc. is eager to proceed further with this project by beginning with more exhaustive preliminary exploration work on the Palayan Gold Mine.

It has already been discussed that access to the Palayan project site is straightforward via the well maintained highways and roadways. Personnel, supplies and equipment can be transported by plane to Manila and by trucks to the camp at the center of the property. It should be reasonable to expect uninterrupted exploration work and production year round, though both may have to slow down during monsoon season.

To date, the Property has shown mineral properties similar to those found in surrounding areas where there are past or presently successful mines. Therefore an intensive exploration program is strongly recommended in order to more clearly illustrate the production potential of the Palayan Gold Mine. At present time however, the exact mineralization of the Palayan Gold Mine has not been sufficiently explored as previous work has been inconsistent and limited.

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Should the results of the two-phased exploration program come back encouraging, additional exploration and investment will be required to properly evaluate the Property.

13.     Recommendations

13.1   Phase I and Phase II Recommendations

Below is a outline, including proposed budgetary expenses, of the intensive exploration program recommended to be undertaken on the Palayan Gold Mine site.

The first phase consists of:

  Aerial Photography to locate structures and understand the topography

  Detailed geological mapping of the region in addition to the Palayan Gold Mine in order to more broadly understand its geological setting

  Geophysical survey using magnetic and electromagnetic instrumentation of both the region and main area for exploration

  Geochemical soil sample of the Property to determine areas of most significant mineral wealth and more exactly determine the mineralization of the site.

Implemented as a whole, the proposed exploration program is quite intensive and examines all aspects of the property. Results from such a program should help determine the exact mineralization of the property in addition to whether a subsequent work, such as a diamond drill program, is justifiable.

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13.2   Recommended Exploration Budgets

The proposed budget for preliminary exploration is PHP 840,326.95, and is broken down as into several areas:

Phase I

Geological Mapping	PHP 256,850.75

Geophysical Surveying	PHP 130,500.00

TOTAL PHASE I	PHP 387,750.75

Phase II

Geochemical surveying and surface sampling
(includes sample collection and essaying)	PHP 452,576.20

TOTAL PHASE II	PHP 452,576.20

GRAND TOTAL EXPLORATION	PHP 840,326.95

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14. References

Acharya, H.K., and Aggrawal, Y.P., 1980, Seismicity and Tectonics of the Philippine Islands, Journal of Geophysical Research.

Antonio, Leonardo R., 1976, Geology and Mineral Resources of Nueva Ecija, Republic of the Philippines, Dept. of Natural Resources, Bureau of Mines.

Corby, Grant W., 1951, Geology and Oil Possibilities of the Philippines, Bureau of Printing.

Garrison, R. E., Espiritu, E. , et.al., 2013 Petrology, Sedimentology, and Diagenesis of Hemipelagic Limestone and Tuffaceous Turbidities in the Aksitero Formation, Central Luzon, Philippines, BiblioGov.

E. E. Geary, E. E., Harrison, T. M., Heizler, M., 1988, Diverse ages and origins of basement complexes, Luzon, Philippines, Geology.

Metal Mining Agency of Japan, Japan International Cooperation Agency, 1977.

Miranda, F. E., 1973, Data on the Philippine Mineral Resources, Manila – Bureau of Printing.

NBS Editorial Staff, Presidential Decrees on Mining, with Implementing Regulations, Special Laws, and other Materials, 1978, National Bookstore, Manila, Philippines.

Philippines, Mining Bureau, 1951, Gold in the Philippines, Manila – Bureau of Printing. Ricardo Carrere (WRM International Coordinator) MINING Social and Environmental Impacts

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Jean Claude Ringenbach, J.C., Pinet, N., Stephan, J.F., Delteil, J., 1992, Structural Variety and Tectonic Evolution of Strike-Slip Basins Related to the Philippine Fault System, northern Luzon, Philippines, Tectonics.

San Jose Bypass Project Environmental Impact Statement, 2002, Department of Public Works and Highways, Philippines.

Teves, J.S. and Gonzales, M.L., 1950, The Geology of the Univeristy Site – Balara Area Quezon City, Philippine Geologist 4.

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Statement of Qualifications

I, Ferdinand Reyes, of 2391 Roxas Avenue, Metro Manila, Philippines hereby certify that:

1.         I am a graduate of the University of the Far East, Manila, Philippines, with a Bachelor of Science degree in Geology (1983) and a Master’s of Science (1988) from .the University of the Far East, Manila, Philippines.

2.         I have worked as Geologist for over 17 years.

3.         I have worked as a Geological Consultant for companies such as Santos Ventures, Abacus Explorations, and Pasay Ventures and have consulted for several other companies around the world writing reports for their use and am therefore qualified to write this report and recommend the proposed exploration program and budget in this report;

4.         I am a member of the Geological Society of Philippines.

5.         I visited the property from June 24th to 28th, 2013. During this visit, I was able to interview field party personnel who were working throughout the property.

6.         I am responsible for this report and the opinions expressed therein including the information in the Appendices which are affixed to this report and are a part of it, and referred to in the report but contain more "field work" type detail and specifications of the analysis.

7.         There are no material facts or material changes in the subject matter of this report that would mislead the reader.

8.         I have no interest, direct or indirect, in the properties or shares of Palayan Resources Inc., nor do I expect to receive any.

9.         I have no prior involvement with this property and have read Instrument and Form 43-101 F1 and this technical report has been prepared in compliance with this instrument and Form 43-101 F1.

10.       I hereby grant my permission for Palayan Resources Inc., to use this report for any corporate use normal to the business of the Company.

Dated at Manila, Philippines this July 11, 2013.

Ferdinand Reyes

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Philippines
0 50 100 150 Kilometers
0 50 100 150 Miles
BATAN ISLANDS
Luzon Strait
Philippine Sea
Cordillera Administrative Region (or CAR)
BABUYAN ISLANDS
ILOCOS NORTE
APAYAO
CAGAYAN
Tuguegarao
Cagayan Valley
Ilocos
Vigan
ABRA
KALINGA
ILOCOS SUR
MT. PROVINCE
Ilagan
LA UNION
IFUGAO
ISABELA
San Fernando
BENGUET
NUEVA VIZCAYA
PALAYAN
QUIRINO
Central Luzon
PANGASINAN
Baler
NUEVA ECIJA
TARLAC
AURORA
ZAMBALES
PAMPANGA
CALABARZON
Central Luzon
BULACAN
BATAAN
Manila
RIZAL
Polillo
CAVITE
National Capital Region (or NCR)
LAGUNA
CAMARINES NORTE
Bicol
BATANGAS
QUEZON
CAMARINES SUR
CATANDUANES
Virac
MARINDUQUE
ALBAY
Mamburao
OCCIDENTAL MINDORO
ORIENTAL MINDORO
SORSOGON
NORTHERN SAMAR
ROMBLON
Masbate
MASBATE
Eastern Visayas
SAMAR
AKLAN
Western Visayas
CAPIZ
BILIRAN
EASTERN SAMAR
MIMAROPA
Tacloban
ANTIQUE
ILOILO
LEYTE
South China Sea
San Jose
Bago
PALAWAN
CEBU
SOUTHERN LEYTE
SURIGAO DEL NORTE
GUIMARAS
NEGROS OCCIDENTAL
BOHOL
Surigao
Puerto Princesa
NEGROS ORIENTAL
Northern Mindanao
Central Visayas
SIQUIJOR
CAMIGUIN
AGUSAN DEL NORTE
Caraga
MISAMIS ORIENTAL
SURIGAO DEL SUR
Sulu
MISAMIS OCCIDENTAL
Prosperidad
AGUSAN DEL SUR
ZAMBOANGA DEL NORTE
LANAO DEL NORTE
BUKIDNON
Sea
Zamboanga Peninsula
ZAMBOANGA SIBUGAY
LANAO DEL SUR
DAVAO
COMPOSTELA VALLEY
Cotabato
SHARIFF KABUNSUAN
COTABATO
ZAMBOANGA DEL SUR
MAGUINDANAO
Davao
DAVAO ORIENTAL
Zamboanga
Digos
SULTAN KUDARAT
BASILAN
SOUTH COTABATO
Davao Region
Kota Belud
Jolo
SULU
SOCCSKSARGEN
Sandakan
SARANGANI
DAVAO DEL SUR
Bandar Seri Begawan
MALAYSIA
Muslim Mindanao (or ARMM)
BRUNEI
Bangar
TAWI-TAWI
Celebes Sea
INDONESIA

Figure 1: Palayan, Philippines

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Figure 2: Palayan, Central Luzon, Philippines

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Figure 3: Palayan, Nueva Ecija, Central Luzon, Philippines

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Figure 4: Palayan Gold Mine

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